July 31, 2008

VIA EDGAR

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	AnnTaylor Stores Corporation

Form 10-K for Fiscal Year Ended February 2, 2008

Schedule 14A filed April 3, 2008

File No. 001-10738

Dear Mr. Reynolds:

This letter responds to a comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter from the Staff dated July 23, 2008 regarding the above-referenced Form 10-K of AnnTaylor Stores Corporation (the “Company”). The Staff’s comment was to disclose in future filings the one-year performance targets for determining incentive amounts under the Company’s long-term cash incentive plan (the “LTCIP Plan”).

We would like to inform the Staff that in a Form 8-K filed on March 18, 2008, the Company disclosed that it was discontinuing future cycles under the LTCIP Plan and that it would not be setting performance targets under the LTCIP Plan for the 2008-2010 cycles or future cycles. Accordingly, we believe that disclosure of such targets in future filings will not be necessary. As stated in that Form 8-K, in connection with the discontinuance of future cycles under the LTCIP Plan, the Company’s Compensation Committee determined to adopt a new long-term feature under the Company’s Management Performance Compensation Plan (the “AMIP Plan”). The performance targets under that arrangement are expected to be the same as the performance targets established in connection with the annual cash awards under the AMIP Plan, and we intend to include disclosure for the new long-term feature that is consistent with the disclosure related to the annual cash awards in our fiscal year 2008 proxy statement.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 212-536-4253 with any questions that you may have with respect to the foregoing.

Very truly yours,

/s/ Barbara K. Eisenberg
Barbara K. Eisenberg
Executive Vice President
General Counsel and Corporate Secretary

cc: Kay Krill, President and CEO